UNDERWRITING AGREEMENT

February 1, 2012

TransGlobe Energy Corporation
Suite 2300, 250 – 5th Street S.W.
Calgary, Alberta
T2P 0R4

Attention:	Ross Clarkson, President and Chief Executive Officer

Dear Sir:

Re:	Offering of 6.0% Convertible Unsecured Subordinated Debentures

Scotia Capital Inc., Macquarie Capital Markets Canada Ltd., Canaccord Genuity Corp., RBC Dominion Securities Inc., Dundee Securities Ltd., FirstEnergy Capital Corp. and GMP Securities L.P. (collectively, the “Underwriters”) understand that TransGlobe Energy Corporation (the “Corporation” or “TransGlobe”) proposes to issue and sell 85,000 convertible unsecured subordinated debentures (each a “Firm Debenture”) with a face value of $1,000 principal amount per Firm Debenture, a coupon of 6.0% per annum, payable semi-annually in arrears on September 30 and March 31 of each year commencing on September 30, 2012 and with a maturity date of March 31, 2017 (the “Maturity Date”).

The Firm Debentures will be subject to redemption at the option of the Corporation in certain circumstances, subsequent to March 31, 2015 and prior to the Maturity Date, as set forth in the Prospectus (as defined herein) and the Debenture Indenture (as defined herein). The Firm Debentures shall be convertible into Common Shares (as defined herein) at an initial conversion price of $15.10 per Common Share at any time prior to the close of business on the earlier of: (i) the Business Day immediately preceding the Maturity Date, or (ii) if called for redemption, the Business Day immediately preceding the date specified by the Corporation for redemption of the Firm Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as described in the Prospectus and the Debenture Indenture.

The Underwriters further understand that the Corporation plans to use the proceeds from the offering of the Firm Debentures to pursue new business development opportunities including adding new acreage through farm-in arrangements, bid rounds or acquisitions and as otherwise set forth in the Prospectus.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the Firm Debentures at the Closing Time (as defined herein) in the respective percentages set forth in section 18 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Debentures at the price of $1,000 for each of the Firm Debentures for an aggregate purchase price of $85,000,000.

The Corporation hereby grants to the Underwriters the option (the “Over-Allotment Option”) to purchase, at the Underwriters’ election, exercisable in whole or in part at any time and from time to time prior to 5:00 p.m. (Calgary time) on the date that is 30 days after the Closing Date up to 12,750 additional convertible unsecured subordinated debentures (the “Over-Allotment Debentures”) from the Corporation on the same terms as the Firm Debentures for the purpose of covering over-allotments, if any, and for market stabilization purposes. For greater certainty, the Over-Allotment Option may be exercised in one or more tranches at any time prior to the expiry thereof. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly agree to purchase from the Corporation the number of Over-Allotment Debentures as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 18 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters such number of Over-Allotment Debentures at the purchase price of $1,000 per Over-Allotment Debenture.

After the Underwriters have made a reasonable effort to sell the Offered Debentures (as defined herein) at the initial offering price of $1,000 per Offered Debenture specified herein, the offering price may be decreased, and further changed, from time to time, to an amount not greater than the initial offering price specified herein in compliance with Applicable Securities Laws and U.S. Securities Laws, and specifically, in accordance with the procedures permitted by NI 44-101 (as defined herein) and the disclosure concerning the same in the Preliminary Prospectus and the Prospectus and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Debentures is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction in price will not affect the gross proceeds received by the Corporation of $1,000 per Offered Debenture.

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Offered Debentures to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Debentures from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

Notwithstanding anything to the contrary contained herein and subject to the terms and conditions hereof, the Underwriters, acting through their U.S. Affiliates (as defined herein) in accordance with Schedule “A” hereto, may offer and sell the Offered Debentures in the United States to Qualified Institutional Buyers (as defined herein) in accordance with Rule 144A (as defined herein), and in accordance with the provisions of Schedule “A” hereto.

1.	Definitions

In this Agreement:

(a)	“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“Additional Closing Date” and “Additional Closing Time” have the meanings ascribed thereto respectively in subsection 13(c) hereof;

(c)

“Agreement” means this agreement and not any particular Article or section or other portion except as may be specified, and words such as “hereof”, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

(d)	“AIF” means the annual information form of the Corporation dated March 18, 2011, including all schedules thereto;

(e)	“Applicable Securities Laws” means all applicable Canadian securities laws, rules, regulations, notices and policies in the Qualifying Provinces;

(f)	“ASC” means the Alberta Securities Commission;

(g)	“Business Day” means a day which is not a Saturday or a Sunday or a legal holiday in the City of Calgary, Alberta;

(h)	“Closing Date” means February 22, 2012 or such other date as the Underwriters and the Corporation may agree;

(i)	“Closing Time” means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(j)	“Common Shares” means the common shares in the capital of the Corporation;

(k)	“Continuing Underwriters” has the meaning ascribed thereto in subsection 18(b) hereof;

(l)	“Corporation’s auditors” means Deloitte & Touche LLP, Chartered Accountants;

(m)	“Corporation’s counsel” means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(n)

“Credit Agreement” means the Borrowing Base Facility Agreement dated July 22, 2010 between among others, TransGlobe Petroleum International Inc., as Borrower, TransGlobe Energy Corporation, TG Holdings Yemen Inc., TransGlobe Petroleum Egypt Inc., TransGlobe West Gharib Inc., TransGlobe GOS Inc. and TG West Yemen Inc. as Guarantors, Sumitomo Mitsui Banking Corporation Brussels Branch, BNP Paribas SA and Export Development Canada, as Lenders;

(o)	“Debenture Indenture” means the trust indenture to be dated as of the Closing Date, to be entered into between the Corporation and the Trustee, providing for the issue of the Offered Debentures;

(p)	“distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the Applicable Securities Laws and “distribute” has a corresponding meaning;

(q)	“D & M” means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

(r)	“Documents” means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i)	the AIF;

(ii)	the Financial Statements;

(iii)	the management’s discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2010;

(iv)	the management’s discussion and analysis of the financial condition and results of operations of the Corporation for the three and nine month period ended September 30, 2011;

(v)	the management information circular of the Corporation dated April 12, 2010 relating to the annual and special meeting of holders of Common Shares held on May 11, 2010;

(vi)	the management information circular of the Corporation dated March 25, 2011 relating to the annual and special meeting of holders of Common Shares held on May 11, 2011;

(vii)	all the material change reports of the Corporation subsequent to December 31, 2010; and

(viii)

any documents of the type required by NI 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Corporation with the Securities Commissions after the date of this Agreement and during the period of distribution;

(s)	“Due Diligence Session” has the meaning ascribed thereto in subsection 3(d) hereof;

(t)	“Exchanges” means, collectively, the TSX and NASDAQ;

(u)

“Financial Statements” means: (i) the audited annual comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2010 and 2009 together with the notes thereto and the auditors’ report thereon; and (ii) the comparative interim unaudited condensed consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto;

(v)	“Indemnified Party” has the meaning ascribed thereto in subsection 8(b) hereof;

(w)	“Indemnifying Person” has the meaning ascribed thereto in subsection 8(b) hereof;

(x)	“Lead Underwriters” means Scotia Capital Inc. and Macquarie Capital Markets Canada Ltd.;

(y)	“Material Agreements” means, collectively, this Agreement and the agreements listed on Schedule “D” hereto;

(z)	“misrepresentation”, “material change” and “material fact” shall have the meanings ascribed thereto under the Applicable Securities Laws;

(aa)	“NASDAQ” means the NASDAQ OMX Global Select Market of the National Association of Securities Dealers Automated Quotations;

(bb)	“NI 44-101” means National Instrument 44-101, Short Form Prospectus Distributions, as amended or replaced;

(cc)	“Offered Debentures” means, collectively, the Firm Debentures and the Over- Allotment Debentures;

(dd)	“OSC” has the meaning ascribed thereto in subsection 3(b)(ii) hereof;

(ee)

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation to be dated no later than February 7, 2012 and any amendments thereto, including the documents incorporated by reference therein, in respect of the distribution of the Offered Debentures;

(ff)

“Preliminary U.S. Memorandum” means the preliminary U.S. Offering Memorandum and any amendments thereto, to be attached to all copies of the Preliminary Prospectus to be delivered in connection with the offer and sale of the Offered Debentures to persons in the United States or to, or for the account or benefit of, U.S. Persons and referred to in Schedule “A” hereto;

(gg)

“Prospectus” means the (final) short form prospectus of the Corporation and any amendments thereto, including the documents incorporated by reference therein, in respect of the distribution of the Offered Debentures;

(hh)	“Prospectuses” means, collectively, the Preliminary Prospectus and the Prospectus;

(ii)

“Prospectus Review Procedures” means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202, Process for Prospectus Reviews in Multiple Jurisdictions, as amended or replaced and Multilateral Instrument 11-102, Passport System, as amended or replaced;

(jj)

“Public Record” means all information filed by or on behalf of the Corporation and available for public viewing with the Securities Commissions or the SEC, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed by or on behalf of the Corporation with any Securities Commission or the SEC in compliance, or intended compliance, with any Applicable Securities Laws or U.S. Securities Laws;

(kk)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

(ll)	“Qualifying Provinces” means all of the provinces of Canada;

(mm)	“Refusing Underwriter” has the meaning ascribed thereto in subsection 18(b) hereof;

(nn)	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

(oo)

“Reserve Report” means the independent engineering evaluation of the Corporation’s crude oil, natural gas and natural gas liquids reserves prepared by D&M dated January 10, 2012, and effective December 31, 2011;

(pp)	“Responses” means the oral and written responses delivered on behalf of the Corporation by certain officers of the Corporation at the Due Diligence Session;

(qq)	“Rule 144A” means Rule 144A promulgated under the U.S. Securities Act;

(rr)	“SEC” means the United States Securities and Exchange Commission;

(ss)	“Securities Commissions” means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(tt)	“Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Debentures pursuant to this Agreement;

(uu)	“Subsidiary” means a subsidiary in respect of the Corporation within the meaning ascribed thereto under the ABCA and includes, without limitation, TGGI, TGHYI, TGSA, TGWB, TGWYI, TPEI, TPII and TWGI;

(vv)

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws;

(ww)

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(xx)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

(yy)	“TGGI” means TransGlobe GOS Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(zz)	“TGHYI” means TG Holdings Yemen Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(aaa)	“TGSA” means TransGlobe South Alamein Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(bbb)	“TGWB” means TransGlobe West Bakr Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(ccc)	“TGWYI” means TG West Yemen Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(ddd)	“TPEI” means TransGlobe Petroleum Egypt Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(eee)	“TPII” means TransGlobe Petroleum International Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(fff)	“Trustee” means Olympia Trust Company in its capacity as trustee for the Offered Debentures;

(ggg)	“TSX” means the Toronto Stock Exchange;

(hhh)	“TWGI” means TransGlobe West Gharib Inc., a corporation formed pursuant to the laws of the Turks and Caicos Islands, B.W.I.;

(iii)	“Underwriters’ counsel” means Torys LLP or such other legal counsel as the Underwriters, with the consent of the Corporation, may appoint;

(jjj)	“Underwriting Fee” has the meaning ascribed thereto in section 2 hereof; and

(kkk)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(lll)	“U.S. Affiliates” means the United States registered broker-dealer affiliates of the Underwriters;

(mmm)

“U.S. Memorandum” means the final U.S. Offering Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Debentures to persons in the United States or to, or for the account or benefit of, U.S. Persons and referred to in Schedule “A” hereto;

(nnn)	“U.S. Person” means a “U.S. person” as that term is defined in Regulation S under the U.S. Securities Act;

(ooo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(ppp)	“U.S. Securities Laws” means the United States federal securities laws, including the U.S. Securities Act, and applicable state securities laws.

2.	Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Debentures, the Corporation agrees to pay the Underwriters:

(a)	at the Closing Time, a fee of $40 (4.0%) per Firm Debenture for each Firm Debenture purchased (being an aggregate amount of $3,400,000); and

(b)	if applicable, at the Additional Closing Time, a fee of $40 (4.0%) per Over- Allotment Debenture for each Over-Allotment Debenture purchased (being an aggregate amount of up to $510,000).

The foregoing fees (the “Underwriting Fee”) which are payable at the Closing Time or the Additional Closing Time, as applicable, may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Debentures and withheld for the account of the Underwriters. The Underwriters also agree that the Lead Underwriters shall be entitled to share equally a work fee equal to 5% of the total Underwriting Fee (such fee to be paid from, and not in addition to, the amount of the Underwriting Fee). For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax (“GST”) provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Revenue Agency determines that GST is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters. In the event that the within offering is not completed, the Corporation also agrees to pay the Underwriters’ reasonable expenses incurred in connection with this underwriting as set forth in section 10 hereof.

3.	Qualification for Sale

(a)

The Corporation represents and warrants to the Underwriters that it is eligible to use the short form prospectus distribution system described in NI 44-101 for the distribution of the Offered Debentures.

(b)	The Corporation shall:

(i)

not later than 4:00 p.m. (Calgary time) on February 7, 2012, have prepared and filed the Preliminary Prospectus in both the English and French languages and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator under the Prospectus Review Procedures;

(ii)

obtained a receipt dated not later than February 7, 2012 from the ASC, as principal regulator under the Prospectus Review Procedures, or otherwise obtained a receipt for the Preliminary Prospectus from each of the Securities Commissions;

(iii)

forthwith after any comments with respect to the Preliminary Prospectus have been received from and resolved with the ASC, as principal regulator on behalf of the Securities Commissions (and received from and resolved with the Ontario Securities Commission (“OSC”) if the OSC opts out of the dual review of the Preliminary Prospectus), have:

(A)

prepared and filed not later than February 14, 2012 (or such later date as may be agreed to in writing by the parties hereto) the Prospectus in both the English and French languages and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B)

obtained a final receipt dated not later than February 14, 2012 from the ASC, as principal regulator under the Prospectus Review Procedures, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all requirements of Applicable Securities Laws to enable the Offered Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv)

until the completion of the distribution of the Offered Debentures, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws to continue to qualify the Offered Debentures for distribution or, in the event that the Offered Debentures have, for any reason, ceased to so qualify, to again qualify the Offered Debentures for distribution.

(c)

Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the Preliminary U.S. Memorandum and the U.S. Memorandum) and to have reviewed any documents incorporated by reference therein.

(d)

During the period from the date hereof until completion of the distribution of the Offered Debentures, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its senior management, directors and audit committee and use its commercially reasonable efforts to make available the Corporation’s auditors and independent engineers (including of any predecessor entity or business), the Corporation’s legal counsel and other experts to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the “Due Diligence Session”). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its commercially reasonable efforts to have the above described auditors, independent engineers, legal counsel and other experts provide written responses to such questions in advance of the Due Diligence Session.

(e)

The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Debentures for distribution to the public in the Qualifying Provinces and to qualify the distribution to the Underwriters of the Over-Allotment Option in the Qualifying Provinces.

(f)

The Corporation shall take or cause to be taken such action as is necessary to permit the Offered Debentures to be offered and sold in transactions exempt from registration under the U.S. Securities Act to Qualified Institutional Buyers in accordance with Rule 144A under the U.S. Securities Act.

4.	Delivery of Prospectus and Related Documents

The Corporation shall deliver, or cause to be delivered without charge to the Underwriters and the Underwriters’ counsel, the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i)	copies of the Preliminary Prospectus and the Prospectus each in the English and French languages signed as required by the Applicable Securities Laws;

(ii)	copies of the Preliminary U.S. Memorandum and the U.S. Memorandum respectively, if required by the Underwriters; and

(iii)	copies of any documents incorporated by reference therein, which have not previously been delivered to the Underwriters to the extent not available on SEDAR;

(b)

as soon as they are available, copies of any Supplementary Material, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c)

prior to or contemporaneously with the filing of the Prospectus with the Securities Commission in the Province of Québec, an opinion of Québec counsel to the Corporation, addressed to the Underwriters and the Corporation and their respective counsel in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French language version of the Prospectus, other than (i) the financial statements of the Corporation included or incorporated by reference in the Prospectus, together with the auditor’s reports thereon and the accompanying notes thereto, including the Financial Statements; and (ii) the information appearing in the Prospectus under the heading “Consolidated Capitalization of the Company”, (i) and (ii) together referred to as the “Financial Information”, is in all material respects a complete and proper translation of the English language version;

(d)

prior to or contemporaneously with the filing of the Prospectus with the Securities Commission in the Province of Québec, opinions of the Corporation’s auditor addressed to the Underwriters and the Corporation and their respective counsel in form and substance satisfactory to the Underwriters, acting reasonably, to the collective effect that the French translation of the Financial Information is, in all material respects, a complete and proper translation of the English language version;

(e)

prior to the filing of the Prospectus with the Securities Commissions a “comfort letter” from the Corporation’s auditors and any other auditors who have audited any of the financial statements included or incorporated by reference in the Prospectus, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters’ counsel, to the effect that and they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation and have found such information and percentages to be in agreement, which comfort letter shall be based on the Corporation’s auditors’ review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(f)

comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signature is not required, at the time the same is filed. All such comfort letters shall be in form and substance acceptable to the Underwriters and the Underwriters’ counsel, acting reasonably; and

(g)

prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the conditional approval of the listing and posting for trading on the TSX of the Offered Debentures and of the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures subject only to satisfaction by the Corporation of customary post- closing conditions imposed by the TSX for conditional listing approval (the “Standard Listing Conditions”).

The deliveries referred to in subsections 4(a) and 4(b) shall also constitute the Corporation’s consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the Preliminary U.S. Memorandum, the U.S. Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Debentures.

5.	Commercial Copies

(a)

The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of issuance of a receipt from the ASC evidencing the filing of the Preliminary Prospectus or the Prospectus, as the case may be, and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in the English and French languages), in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b)

The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

(c)

The Corporation will similarly cause to be delivered to the Underwriters, at those delivery points and in such numbers as the Underwriters may reasonably request, commercial copies of the Preliminary U.S. Memorandum, the U.S. Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Debentures. Each delivery of the Preliminary U.S. Memorandum, the U.S. Memorandum and any such Supplementary Material will constitute consent by the Corporation to the use of the Preliminary U.S. Memorandum, the U.S. Memorandum and any such Supplementary Material by the U.S. Affiliates of the Underwriters and members of their selling group (if any) for the offer and sale of the Offered Debentures for sale by them to persons in the United States or, to or for the account or benefit of, U.S. Persons in accordance with this Agreement.

6.	Material Change

(a)	During the period of distribution of the Offered Debentures, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)

any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, condition (financial or otherwise), properties, assets, liabilities (absolute, accrued, contingent or otherwise), results of operations or revenue of the Corporation and the Subsidiaries, taken as a whole;

(ii)

any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum or any Supplementary Material or any other part of the Public Record; and

	(iii)	the occurrence or discovery of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A)

render the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum or any Supplementary Material or any other part of the Public Record untrue, false or misleading in any material respect;

		(B)	result in a misrepresentation in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record; or

(C)

result in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record not complying in any material respect with Applicable Securities Laws or U.S. Securities Laws, as applicable, provided that if the Corporation is uncertain as to whether a material change, change, discovery, occurrence or event of the nature referred to in this section has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b)	During the period of distribution of the Offered Debentures, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)

any request of any Securities Commission, the SEC, other securities commission or similar regulatory authority for any amendment to the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, or any other part of the Public Record or for any additional information;

(ii)

the issuance by any Securities Commission, the SEC, other securities commission or similar regulatory authority, the Exchanges or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii)

the receipt by the Corporation of any communication from any Securities Commission, the SEC, other securities commission or similar regulatory authority, the Exchanges or any other competent authority relating to the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any other part of the Public Record or the distribution of the Offered Debentures or the Common Shares issuable upon the conversion, redemption or maturity of the Offered Debentures.

(c)

The Corporation will promptly comply, to the reasonable satisfaction of the Underwriters and the Underwriters’ counsel, with Applicable Securities Laws or U.S. Securities Laws, as applicable with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters’ reasonable request any amendment to the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, or Supplementary Material as may be required under Applicable Securities Laws or U.S. Securities Laws, as applicable; provided that the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters’ counsel a copy of any Supplementary Material in the English and French languages as filed with the Securities Commissions, and of any opinions or comfort letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d)

During the period of distribution of the Offered Debentures, the Corporation will promptly provide to the Underwriters, for review on a confidential basis by the Underwriters and the Underwriters’ counsel, prior to filing or issuance:

	(i)	any financial statements of the Corporation (including any pro forma financial statements which involve the Corporation);

(ii)

any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report reserves or resource evaluation or report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectuses;

	(iii)	any press release of the Corporation; and

	(iv)	any amendment to the Preliminary Prospectus or the Prospectus.

(e)

The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.

7.	Representations and Warranties of the Corporation

(a)

Each delivery of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, or any Supplementary Material pursuant to section 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Agreement) that:

(i)

all of the information and statements (except information and statements furnished in writing by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, as the case may be:

			(A)	are at the respective dates of such documents, true and correct in all material respects;

			(B)	contain no misrepresentation; and

			(C)	constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Debentures;

(ii)

the Preliminary Prospectus, the Prospectus, and any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including, without limitation, NI 44-101, and the Preliminary U.S. Memorandum and the U.S. Memorandum comply with the U.S. Securities Laws, as applicable; and

(iii)

except as is disclosed in the Public Record, there has been no intervening material change (actual, anticipated or threatened, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Corporation and the Subsidiaries (taken as a whole).

(b)

In addition to the representations and warranties contained in clause 7(a) hereof, the Corporation represents, warrants and covenants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations, warranties and covenants in entering into this Agreement, that:

(i)

the Corporation has full corporate capacity, power and authority to issue the Offered Debentures and, at the Closing Date or Additional Closing Date, as the case may be, and upon receipt of the purchase price therefor, the Offered Debentures will be duly allotted, validly issued and outstanding;

(ii)

the Corporation has full corporate capacity, power and authority to issue the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures and upon issuance thereof in accordance with the Debenture Indenture, such Common Shares will, at the time of issue, be duly allotted, validly issued and outstanding as fully paid and non- assessable Common Shares;

(iii)

each of the Corporation and its Subsidiaries has been duly incorporated, amalgamated or formed, as the case may be, and organized and is validly existing under the laws of the jurisdiction of its incorporation, amalgamation or formation, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as described in the Prospectuses, and to own, lease and operate its properties and assets as described in the Prospectuses;

(iv)

each of the Corporation and its Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business and is qualified to own its assets as described in the Public Record;

(v)

each of the Corporation and its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, except as disclosed in writing to the Underwriters, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all material licenses, registrations and qualifications (collectively “Licenses”) in all jurisdictions in which it carries on a material portion of its business which are necessary to carry on the business of the Corporation and its Subsidiaries, as now conducted and as presently proposed to be conducted, and all such Licenses are valid and existing and in good standing, except where the lack of such valid or existing License would not have any material adverse effect on the business of the Corporation and its Subsidiaries (taken as a whole);

(vi)

the Corporation does not have any material Subsidiaries other than TPII, TGHYI, TWGI, TGGI, TGWYI, TPEI, TGSA and TGWB, and the Corporation is not “affiliated” with or a “holding corporation” of any other body corporate (within the meaning of those terms in the ABCA), nor is it (or its Subsidiaries) a partner of any partnerships or limited partnerships;

(vii)

all of the issued and outstanding shares in the capital of the Corporation and each of the Subsidiaries are fully paid and non-assessable and, in the case of each of the Subsidiaries, legally or beneficially owned by the Corporation (directly or indirectly) free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as provided in the Credit Agreement) and no person holds any securities convertible into or exchangeable for issued or unissued securities of any of the Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of any of the Subsidiaries;

(viii)

the minute books of each of the Corporation and its Subsidiaries are true and correct in all material respects and contain the minutes of all meetings and all resolutions of directors (including committees thereof), shareholders and partners, as the case may be, thereof;

(ix)

the books of account and other records of each of the Corporation and its Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in all material respects in accordance with prudent business practices;

(x)

except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole) or as set forth in the Public Record:

(A)

to the best of its knowledge, information and belief, after due inquiry, it and its Subsidiaries are not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(B)

to the best of its knowledge, information and belief, after due inquiry, it and its Subsidiaries have operated their businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C)

to the best of its knowledge, information and belief, after due inquiry, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or its Subsidiaries that have not been remedied or that are not presently being remedied;

	(D)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation or its Subsidiaries;

(E)

it and its Subsidiaries have not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign (“Government Authority”) the occurrence of any event which is required to be so reported by any Environmental Law;

(F)

it and its Subsidiaries hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of their respective business and the ownership and use of their respective assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Corporation and its Subsidiaries, and (B) notifications relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta) and similar legislation in the jurisdictions in which the Corporation or its Subsidiaries conduct business, neither the Corporation nor any of its Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(G)

neither the Corporation nor any of its Subsidiaries (including, if applicable, any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non- compliance with any Environmental Laws, and neither the Corporation nor any of its Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of material non-compliance short of prosecution;

(xi)

any and all operations of the Corporation and its Subsidiaries and, to the best of the knowledge, information and belief of the Corporation, after due inquiry, any and all operations by third parties on or in respect of the assets and properties of the Corporation and its Subsidiaries, have been conducted in accordance with good oil and gas industry practices except where the lack of, or lesser standard of, such conduct would not have a material adverse effect on the business of the Corporation and its Subsidiaries (taken as a whole);

(xii)

all income tax returns of each of the Corporation and its Subsidiaries required by law to be filed in any jurisdiction have been filed and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All other tax returns of each of the Corporation and its Subsidiaries required to be filed pursuant to any applicable law have been filed, and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. Each of the Corporation and its Subsidiaries has made installments of taxes as and when required. Each of the Corporation and its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority and has duly and timely issued tax reporting slips or returns in respect of any amount so paid or credited by it as required by applicable law;

(xiii)

the Corporation has full corporate capacity, power and authority to enter into this Agreement and to perform its obligations set out herein (including, without limitation, to issue and sell the Offered Debentures and to issue the Common Shares issuable pursuant to the conversion, redemption or maturity of the Offered Debentures), and this Agreement has been and at the Closing Time, the Debenture Indenture will be, duly authorized, executed and delivered by the Corporation, and this Agreement is, and, after Closing Time, the Debenture Indenture will be a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by: (i) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors’ rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court; (iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments; (iv) the applicable laws regarding limitations of actions; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owned by it may be limited under applicable law; and (vii) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(xiv)

the Corporation has the necessary corporate power and authority to execute, deliver and file the Prospectuses and, prior to the filing of the Prospectuses, all requisite action will have been taken by the Corporation to authorize the execution, deliver and filing of the Prospectuses;

(xv)

other than the Material Agreements, there are no material contracts or agreements which have, or which might have or create, any material obligation to the Corporation or its Subsidiaries or from which they derive or could derive any material benefit or which are required by the Corporation or its Subsidiaries to carry on their business as now conducted by them or as presently proposed to be conducted by them;

(xvi)

the Material Agreements described in the Prospectus or documents incorporated by reference therein have been accurately described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Corporation and/or its Subsidiaries, as the case may be, enforceable against such party or parties in accordance with their terms, and the Corporation and each of its Subsidiaries, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries (taken as a whole);

(xvii)

the Corporation has no reason to believe, after due inquiry, that any other party to any of the Material Agreements or any other material contract to which the Corporation is a party or by which it is bound, is in default of any term or obligation to be performed by such party where such default or breach might reasonably be expected to have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries (taken as a whole);

(xviii)

the Corporation is not aware of any event which has occurred which would provide any of the parties to any of the Material Agreements with a reasonable basis to terminate or seek a termination of any such agreement or that the applicable regulatory requirements and government approvals required under the Material Agreements may be revoked, modified or amended;

(xix)

other than obtaining final lender consent under the Credit Agreement in respect of the issuance of the Offered Debentures, the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement and the Debenture Indenture by the Corporation or any of the transactions contemplated hereby or thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by- laws or resolutions of shareholders or directors of the Corporation or any of its Subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of its Subsidiaries is a party or by which it is bound, or any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation or any of its Subsidiaries which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or their properties or assets (on a consolidated basis);

(xx)

there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), of the Corporation and its Subsidiaries from the position set forth in the Documents (other than as has been publicly and generally disclosed), and except as disclosed in the Public Record, there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries since December 31, 2010, and since that date there have been no material facts, transactions, events or occurrences (other than respecting commodity prices or affecting the oil and gas industry in general) which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its Subsidiaries (taken as a whole) which have not been disclosed to the public;

(xxi)

the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada consistently applied, including international financial reporting standards where applicable, the financial position and condition of the Corporation and, if applicable, its Subsidiaries as at the dates thereof and the results of the operations of the Corporation and, if applicable, its Subsidiaries for the periods then ended and reflect all liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and, if applicable, its Subsidiaries on a consolidated basis in accordance with generally accepted accounting principles in Canada as at the dates thereof;

(xxii)

there are no off-balance sheet transactions, arrangements, obligations (including material contingent obligations) or other relationships of the Corporation or its Subsidiaries (taken as a whole) with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation or its Subsidiaries;

(xxiii)

the Corporation is not required by applicable law, Exchange requirements or its constating documents to obtain the approval of its shareholders in order to issue the Offered Debentures or the Common Shares issuable pursuant to the Offered Debentures;

(xxiv)

no authorization, approval or consent of any court, governmental authority or agency or any other person is required to be obtained by the Corporation or any of the Subsidiaries in connection with the sale and delivery of the Offered Debentures, except under the Credit Agreement and except such as may be required by the Exchanges or under the Applicable Securities Laws and U.S. Securities Laws;

(xxv)

except as disclosed to the Underwriters in writing, there are no actions, suits, proceedings or inquiries in existence, or to the best of the knowledge, information and belief of the Corporation, after due inquiry, pending or threatened against or affecting the Corporation or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or their properties or assets (on a consolidated basis) or which affects or may affect the distribution of the Offered Debentures or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement or the Debenture Indenture, and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xxvi)

neither the Corporation nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws and applicable indemnity agreements and other than indemnities in favour of the purchasers or agents or underwriters in connection with an issuance of securities or like transactions, and indemnities and guarantees in favour of the Corporation’s or its Subsidiaries’ bankers or pursuant to the Material Agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person;

(xxvii)

neither the Corporation nor any of its Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding, other than as disclosed in the Documents;

(xxviii)

the Corporation and each Subsidiary is now, and has been, in compliance with all applicable anti-bribery or anti-corruption laws, and will remain in compliance with such laws; neither the Corporation nor any Subsidiary will authorize, offer or make payments directly or indirectly to any individual, person or other entity that would result in a violation of any applicable anti-bribery or anti-corruption laws; and no part of the proceeds received from the Offering will be used for any purpose that could constitute a violation of the laws of Canada or any other applicable anti- bribery or anti-corruption laws;

(xxix)	the Corporation has not, directly or indirectly:

(A)

other than in respect of joint venture operating company employees, which are government employees pursuant to the PSC and paid in normal course business, made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or

(B)	made any contribution to any candidate for public office,

in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(xxx)

the information and statements in respect of the Corporation set forth in the Documents and the Public Record were true, correct, and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statement, and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(xxxi)

the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 73,054,138 Common Shares are currently issued and outstanding, which shares are validly issued, fully paid and non-assessable;

(xxxii)

no person holds any securities convertible or exchangeable into shares of the Corporation or any of its Subsidiaries or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation or any of its subsidiaries except in respect of an aggregate of not more than 4,760,301 Common Shares issuable upon exercise of options at exercise prices ranging from $2.78 to $15.12 and US$2.29 to US$13.50;

(xxxiii)

Olympia Trust Company has been duly appointed registrar of the Common Shares at its principal offices in the Cities of Calgary and Toronto and at the Closing Time or Over-Allotment Option Closing Time, as applicable, will be the duly appointed trustee and registrar and transfer agent of the Firm Debentures or Over-Allotment Debentures, as applicable;

(xxxiv)

no Securities Commission, the SEC, other securities commission or similar regulatory authority, the TSX, NASDAQ or other exchange in Canada or in the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the best of the knowledge, information and belief of the Corporation, after due inquiry, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws or U.S. Securities Laws;

(xxxv)

the issued and outstanding Common Shares are listed and posted for trading on the TSX and NASDAQ and the Corporation is in compliance with the rules and regulations of the TSX and NASDAQ in all material respects;

(xxxvi)

the Corporation agrees to use its best efforts to provide that the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures will be listed for trading on the NASDAQ on the Closing Date and on any Additional Closing Date, as applicable;

(xxxvii)	neither the issuance of the Offered Debentures nor the issuance of any of the Underlying Shares will require the submission of a listing of additional shares notification to the NASDAQ;

(xxxviii)

the Corporation is a “reporting issuer” in each of the provinces of British Columbia, Alberta, Ontario and Québec, within the meaning of the Applicable Securities Laws in such provinces and is not in default of any material requirement in relation thereto;

(xxxix)

the Corporation’s class of Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended, and the Corporation files reports with the SEC pursuant to Section 13(a) thereunder and has filed all such reports in a timely manner for the last 12 months;

(xl)

the Corporation has filed all material documents or information required to be filed by it under Applicable Securities Laws or the U.S. Securities Laws since the date that is 12 months prior to the date hereof;

(xli)

the Corporation has made available to D&M, prior to the issuance of the Reserve Report, for the purpose of preparing the Reserve Report, all information requested by D&M, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, the Corporation has no knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to D&M since the dates that such information was so provided. The Corporation believes that the Reserve Report reasonably presents the quantity and after-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in the Reserve Report as at December 31, 2011 based upon information available at the time the Reserve Report was prepared, and the Corporation believes that at the date of the Reserve Report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of the Reserve Report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xlii)

although it does not warrant title, the Corporation does not have reason to believe that the Corporation or any Subsidiary does not have title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this subsection, the foregoing are referred to as the “Interest”) and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation or any Subsidiary except as disclosed in the Public Record or in the Material Agreements or those arising in the ordinary course of business including pursuant to the Corporation’s or its Subsidiaries’ credit facilities, and that, to its knowledge, each of the Corporation and its Subsidiaries holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole);

(xliii)

except as disclosed in the Public Record or in the Material Agreements, related to the Credit Agreement or those arising in the ordinary course of business, the Corporation is not aware of any defects, failures or impairments in the title of the Corporation and its Subsidiaries to their crude oil, natural gas liquids and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which individually or in the aggregate could have a material adverse effect on: (A) the quantity and net present values of crude oil, natural gas liquids and natural gas reserves of the Corporation and its Subsidiaries; (B) the current production volumes of the Corporation and its Subsidiaries; or (C) the current cash flow of the Corporation and its Subsidiaries;

(xliv)

except as set forth in Schedule “B” hereto neither the Corporation nor its Subsidiaries is a party to any written contracts of employment which may not be terminated on one month’s notice or which provide for payments occurring on a change of control of the Corporation;

(xlv)	except as set forth in Schedule “C” hereto, neither the Corporation nor any of its Subsidiaries currently has outstanding any Swaps;

(xlvi)

the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agents’ commission or other forms of compensation with respect to the transactions contemplated herein for which the Corporation will have any liability or obligation except as provided herein;

(xlvii)

the Corporation does not have in place a shareholder rights protection plan other than pursuant to the amended and restated shareholder protection rights plan agreement made as of March 15, 2011 between the Corporation and Olympia Trust Company;

(xlviii)

to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(xlix)	to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation;

(l)

the Corporation has not completed any “significant acquisition” (as such term is defined in National Instrument 51-102, Continuous Disclosure Obligations) and, the Corporation is not proposing any “proposed acquisition” (as such term is used in Item 10 of Form 44-101F1 to NI 44- 101), that in any such case would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus;

(li)	the definitive form of certificates for the Common Shares has been duly approved and adopted by the Corporation and complies with all legal requirements relating thereto;

(lii)

there has not been any reportable event (within the meaning of Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the Corporation’s auditors;

(liii)

the attributes and characteristics of the Offered Debentures and the Over- Allotment Option conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(liv)

each of the Corporation and its Subsidiaries are insured by insurers of recognized financial responsibly against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Corporation and its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have an adverse material effect on the business, operations, capital or condition (financial or otherwise) of the Corporation, its Subsidiaries or their respective assets (taken as a whole); and

(lv)

the Responses (specifically excluding Responses or portions of such Responses which are forward looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise) (“Forward-looking Statements”) and to the extent dealing solely with matters of fact, were, to the knowledge of the officers delivering such Responses, true and correct as at the date made, taking into account commodity prices, prospects and other relevant and reasonable assumptions made by such officers on such date. Where the Responses reflect the opinion or view of the Corporation or its officers, such opinions or views are subject to the qualifications and provisions set forth in the Responses and were honestly held and believed to be reasonable at the time they were given; provided, however, it shall not constitute a breach of this paragraph solely if the actual results vary or differ from those contained in Forward-looking Statements.

8.	Indemnity

(a)

The Corporation shall indemnify and save the Underwriters, and each of the Underwriters’ agents, directors, officers, shareholders and employees harmless against and from all claims, demands, actions, suits, investigations, proceedings, liabilities, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters’ agents, directors, officers or employees may be subject or which the Underwriters, or any of the Underwriters’ agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)

any information or statement contained in, or incorporated by reference into, the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished in writing to the Corporation by the Underwriters or the Underwriters’ counsel expressly for inclusion in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplemental Material or any other document or material) which is, or is alleged to be, untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum or any Supplementary Material) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished in writing to the Corporation by the Underwriters or the Underwriters’ counsel, as the case may be, expressly for inclusion in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplemental Material or any other document or material) contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Materials or in any other document or material or any other part of the Public Record filed by or on behalf of the Corporation;

(iii)

any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Debentures or the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures imposed by the TSX, NASDAQ, a Securities Commission, the SEC or any other competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(b)(ii);

(iv)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by the TSX, NASDAQ, a Securities Commission, the SEC or any other competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, or materially adversely affecting the trading or distribution of the Offered Debentures or the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures;

(v)

any breach of, default under or non-compliance by the Corporation with any requirements of Applicable Securities Laws, the U.S. Securities Laws, the by-laws, rules or regulations of the Exchanges or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto; or

(vi)

the exercise by any subscriber for Offered Debentures of any contractual or statutory right of rescission for damages in connection with the purchase of the Offered Debentures (other than based on, or arising as the direct or indirect result of, any information or statements relating solely to the Underwriters or based solely upon any act or inaction of the Underwriters);

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (as determined by a court of competent jurisdiction in a final non-appealable judgment) shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or gross negligence.

(b)

If any claim contemplated by subsection 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such sections, such person or corporation (the “Indemnified Person”) shall notify the Corporation (the “Indemnifying Party”) (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 8(a) if:

(i)

the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(ii)

the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings; or

	(iii)	the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his own client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c)

The Indemnifying Party hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished in writing to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus, or any Supplementary Material.

(d)

If any legal proceedings shall be instituted against the Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record, or the Offered Debentures or if any regulatory authority or stock exchange shall carry out an investigation of the Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Party shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a solicitor and his own client basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)

The rights and remedies of the Indemnified Persons set forth in sections 8, 9 and 10 hereof are, to the fullest extent possible in law, cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)

The Indemnifying Party hereby acknowledges that the Underwriters are acting as agents for the Underwriters’ respective agents, directors, officers, shareholders and employees under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

(g)

The Indemnifying Party waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h)

The rights of indemnity contained in this section 8 shall not apply if the Indemnifying Party has complied with the provisions of sections 4 and 6 and the person asserting any claim contemplated by this section 8 was not provided by the Underwriters with a copy of the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, or any amendment to the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws or U.S. Securities Laws, to be delivered to such person by the Underwriters.

(i)

If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

9.	Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnifying Party on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)

in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Debentures; or

(b)

if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Party, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Party (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Indemnifying Party or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of each Underwriter under this section 9 shall be limited to the amount actually received by such Underwriter under section 2.

10.	Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Debentures shall be borne by the Corporation including, without limitation, all costs and expenses of, or incidental to, the preparation, filing, reproduction (including the commercial copies thereof), of the Preliminary Prospectus, the Prospectus, the Preliminary U.S. Memorandum, the U.S. Memorandum and any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Corporation’s counsel, the fees and expenses of agent counsel retained by the Corporation or the Corporation’s counsel, the fees and expenses of the Corporation’s transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the cost of preparing record books for all of the parties to this Agreement and their respective counsel, the fees of the Underwriters’ counsel (to a maximum of $85,000) and the Underwriters’ reasonable out-of-pocket expenses and disbursements of the Underwriters’ counsel together with applicable GST. Payment of any expenses of the Underwriters hereunder shall be made by certified cheque or bank draft to Scotia Capital Inc. (or as it may direct) immediately upon receiving an invoice therefor from the Underwriters.

11.	Termination

(a)

In addition to any other rights and remedies available to the Underwriters, the Underwriters or any of them, may, without liability, terminate their obligations hereunder and any obligations of any affiliate, by written notice to the Corporation in the event that after the date hereof and at or prior to the Closing Time or the Additional Closing Time, as applicable:

(i)

any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Debentures or the Common Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, the Exchanges or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)

any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its Subsidiaries, or any of the directors or senior officers of the Corporation is announced, commenced or threatened by any Securities Commission, the SEC or similar regulatory authority, the Exchanges or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriter, any of the foregoing adversely affects the trading or distribution of the Offered Debentures or the Common Shares;

(iii)

there shall occur or be discovered any material change or change in material fact, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Corporation, or any of its Subsidiaries, or the properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or any of its Subsidiaries (taken as a whole), which in the Underwriters’ opinion, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Debentures or the Common Shares or any other securities of the Corporation or the investment quality or marketability of the Offered Debentures or the Common Shares;

(iv)

there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence of national or international consequence or any law, action or regulation or other occurrence of any nature whatsoever which, in the sole opinion of the Underwriters or any one of them, acting reasonably, materially adversely affects, or involves, or will materially adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation or its Subsidiaries (taken as a whole) which, in the sole opinion of the Underwriters or any one of them, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Debentures or the Common Shares or any other securities of the Corporation or the investment quality or marketability of the Offered Debentures;

(v)

the Underwriters shall become aware of any material event, fact or circumstance (including a material change) with respect to the Corporation or any of its Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters or any one of them at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Debentures or the Common Shares or any other securities of the Corporation or the investment quality or marketability of the Offered Debentures; or

(vi)	the Corporation shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

(b)

The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or section 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or section 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)

Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation and the other Underwriters, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under sections 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d)

If an Underwriter elects to terminate its obligation to purchase the Offered Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 8, the contribution rights referred to in section 9 and the payment of expenses referred to in section 10.

12.	Closing Documents

     The obligations of the Underwriters hereunder, as to the Offered Debentures to be purchased at the Closing Time and as to the Over-Allotment Debentures to be purchased at the Closing Time or the Additional Closing Time, as applicable, shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time and the Additional Closing Time, as applicable, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time and the Additional Closing Time, all of its obligations hereunder theretofore to be performed and the Underwriters receiving (unless receipt of any such document is waived in writing by the Lead Underwriters) at the Closing Time:

(a)

favourable legal opinions of the Corporation’s counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Debentures, the Corporation and its Subsidiaries and the transactions contemplated hereby, including, without limitation, that:

(i)

the Corporation has been duly continued and is validly subsisting under the laws of the Province of Alberta, and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(ii)

the form and terms of the definitive certificates representing the Common Shares and the Offered Debentures have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements (including all applicable requirements of the TSX and NASDAQ) relating thereto and, in the case of the form of definitive certificates representing the Offered Debentures, comply with the Debenture Indenture;

(iii)

the Corporation has all necessary corporate power and authority to enter into this Agreement and the Debenture Indenture and to perform its obligations set out herein and therein and this Agreement and the Debenture Indenture have been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable law;

(iv)

the execution and delivery of this Agreement and the Debenture Indenture and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement and the Debenture Indenture by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default:

	(A)	under any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein;

(B)

under any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation or any Subsidiary, or any resolutions of the shareholders or partners, as applicable, or directors (or any committee thereof) of the Corporation or any Subsidiary;

(C)

of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or a Subsidiary is a party or by which it is bound on the Closing Date; or

(D)

of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or any Subsidiary or their respective properties or assets;

(v)

the Offered Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable securities of the Corporation in accordance with the provisions of the Debenture Indenture;

(vi)

the Common Shares issuable upon conversion, redemption maturity, or exchange of the Offered Debentures will, upon issuance in accordance with the terms of the Debenture Indenture and the constating documents of the Corporation, be issued as fully paid and non-assessable Common Shares;

(vii)	the attributes of the Offered Debentures, Debenture Indenture and Common Shares conform in all material respects with the description thereof contained in the Prospectuses;

(viii)	the Offered Debentures and the Common Shares issuable in connection therewith are eligible investments as set out under the heading “Eligibility for Investment” in the Prospectuses;

(ix)

the Prospectus, in both the English and French languages, and the execution and filing of the Prospectus, in both the English and French languages, with the Securities Commissions have been duly approved and authorized by all necessary action on the part of the Corporation, and the Prospectus, in both the English and French languages, has been duly executed on behalf of the Corporation;

(x)

all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws in order to qualify the Offered Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the Over- Allotment Option for distribution to the Underwriters in each of the Qualifying Provinces;

(xi)

the Corporation is a “reporting issuer” not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xii)

the issuance of Common Shares by the Corporation on conversion, redemption or maturity of the Offered Debentures to holders of the Offered Debentures in accordance with the Debenture Indenture, is exempt from the prospectus requirements of the Applicable Securities Laws;

(xiii)

the first trade in the Common Shares acquired upon conversion, redemption or maturity of the Offered Debentures will not be subject to the prospectus requirements of Applicable Securities Laws and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations of regulatory authorities are required to be obtained under the Applicable Securities Laws to permit the first trade of such securities by the holder thereof through registrants or dealers registered under the Applicable Securities Laws of such Qualifying Provinces who have complied with such laws, or in circumstances in which there is an exemption from the registration requirements under the Applicable Securities Laws of such provinces, provided that: (A) the trade is not a “control distribution” (as defined in National Instrument 45-102, Resale of Securities); and (B) the Corporation is a reporting issuer at the time of the trade;

(xiv)

the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xv)

subject to the qualifications and assumptions set out therein, the statements in the Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who will hold the Offered Debentures and the Common Shares issuable on conversion, redemption or maturity of the Offered Debentures;

(xvi)

the Offered Debentures have been conditionally accepted for listing on the TSX and the Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures in accordance with the Debenture Indenture have been conditionally accepted for listing on the TSX, in each case subject to the Standard Listing Conditions;

(xvii)	as to the authorized and issued capital of the Corporation;

(xviii)

Olympia Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario has been duly appointed the Canadian transfer agent and registrar for the Common Shares and at its principal office in Calgary has been duly appointed as trustee under the Debenture Indenture;

(xix)

to counsel’s knowledge and based upon a certificate of officers or directors of the Corporation, there are no legal or governmental proceedings, in existence, pending or threatened to which the Corporation is a party that are required to be described in the Prospectus and are not so described;

(xx)

all laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications) will have been complied with in connection with the sale of the Offered Debentures to purchasers in the Province of Québec if such purchasers received copies of the Prospectus and forms of order and confirmation in the French language only, provided that the Prospectus in the English language and forms of order and confirmation in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the Province of Québec who have expressly requested them in writing;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Debentures as the Underwriters may reasonably request.

It is understood that the Corporation’s counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation’s auditors as to relevant matters of fact;

(b)

a favourable legal opinion of the Corporation’s Turks and Caicos counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to the due incorporation and existence of TPII, TGHYI, TWGI, TGGI, TGWYI, TPEI, TGSA and TGWB and as to the ownership of the issued and outstanding capital stock of each such entity, and as to such other legal matters as the Underwriters may reasonably request;

(c)

a favourable legal opinion of U.S. counsel to the Corporation, addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offer and sale of the Offered Debentures to persons in the United States or to, or for the account or benefit of, U.S. Persons and the transactions contemplated hereby, including opinions that no registration under the U.S. Securities Act is required for (i) the offer, sale and delivery of the Offered Debentures by the Corporation to the Underwriters; (ii) the initial re-offer and resale of the Offered Debentures by the Underwriters through their U.S. Affiliates; (iii) the conversion of the Offered Debentures; or (iv) the issuance of the Common Shares pursuant to the conversion of the Offered Debentures.

(d)

a certificate of the Corporation dated the Closing Date addressed to the Underwriters and signed on behalf of the Corporation by the President and Chief Executive Officer and Chief Financial Officer of the Corporation or such other officers or directors of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i)

the Corporation has complied with and satisfied in all material respects all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time or the Additional Closing Time, as applicable;

(ii)

the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects at the Closing Time or the Additional Closing Time, as applicable, as if made at such time;

	(iii)	the Debenture Indenture has not been terminated; and

	(iv)	no event of a nature referred to in subsections 6(a), (b), 11(a)(i), (ii) or (vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and each certification is itself a condition to the obligations of the Underwriters hereunder, as to the Offered Debentures to be purchased at the Closing Time and as to the Over-Allotment Debentures to be purchased at the Closing Time or the Additional Closing Time;

(e)

a comfort letter of the Corporation’s auditor and those other auditors required to provide a “comfort letter” pursuant to subsection 4(e) addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in subsection 4(e) hereof up to a date which is not more than two Business Days prior to the Closing Date;

(f)

written confirmation from the TSX in customary form that the Offered Debentures and the Common Shares issuable in connection therewith, as applicable, will at the Closing Time be listed and posted for trading on the TSX and as described herein and all conditions other than completion of the Closing and notification thereof to the TSX shall have been met to permit the Offered Debentures to be posted for trading on the Closing Date;

(g)

the Corporation shall obtain final lender consent in order for the Offered Debentures to be issued under the Offering pursuant to section 24.7.1 of the Credit Agreement, in form satisfactory to the Underwriters, acting reasonably; and

(h)	such other certificates and documents as the Underwriters may request, acting reasonably.

13.	Deliveries

(a)

The sale of the Firm Debentures shall be completed at the Closing Time at the offices of the Corporation’s counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the satisfaction of the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver to the Corporation a wire transfer payable to the Corporation at par in Calgary, in the amount of $85,000,000, in respect of the Firm Debentures (less the fees and expenses of the Underwriters to be calculated as provided in subsection 2(a)), against delivery by the Corporation of:

		(i)	the opinions, certificates and documents referred to in section 12; and

(ii)

subject to subsection 13(b), definitive certificates representing, in the aggregate, $85,000,000 aggregate principal amount of Firm Debentures, registered in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time.

(b)

Other than as to any Common Shares issuable upon conversion, redemption or maturity of the Offered Debentures that are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, which securities shall be in certificated form with appropriate restrictive legends, if the Corporation determines to issue the Offered Debentures as a book-entry only security in accordance with the rules and procedures of The Canadian Depository for Securities Limited (“CDS”), then, as an alternative to the Corporation delivering to the Underwriters definitive certificates representing the Offered Debentures in the manner and at the times set forth in this section 13:

(i)

the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii)

the Corporation shall cause Olympia Trust Company, as registrar and transfer agent of the Offered Debentures, to deliver to CDS, on behalf of the Underwriters, one or more fully registered global certificates for the Offered Debentures to be purchased hereunder, registered in the name of “CDS & Co.” as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

(c)

The sale or sales of the Over-Allotment Debentures shall be completed at the offices of the Corporation’s counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree, on the dates, (the “Additional Closing Dates”) and at the times (“Additional Closing Times”) specified by the Underwriters in any written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Debentures (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than 10 Business Days after the date of the written notice of the Underwriters to the Corporation in respect of the Over-Allotment Debentures, unless agreed to by the Corporation and the Underwriters), or at such other times and dates as the Underwriters and the Corporation may agree upon in writing. Subject to the conditions set forth in section 12, the Underwriters, at any Additional Closing Time, shall deliver to the Corporation a wire transfer payable to the Corporation at par in Calgary, in the amount of $1,000 per Over-Allotment Debenture agreed to be purchased by the Underwriters from the Corporation pursuant to their exercise of the Over-Allotment Option (less the fees and expenses of the Underwriters to be calculated as provided in subsection 2(b), if applicable), against delivery by the Corporation of:

	(i)	the opinions, certificates and documents referred to in section 12; and

	(ii)	subject to subsection 13(b), definitive certificates representing in the aggregate, all of the Over-Allotment Debentures, registered in the name of “CDS & Co.” or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Additional Closing Time.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and upon the same terms and conditions in respect of any Over-Allotment Option as would apply to the Offered Debentures issued and sold pursuant to this Agreement, and any steps to be taken or conditions to be satisfied at the Additional Closing Time shall be the same as those steps to be taken or conditions to be satisfied at Closing Time.

14.	Restrictions on Offerings

The Corporation agrees that, prior to 90 days after the Closing Date, except for options to purchase Common Shares granted to directors, officers or employees of the Corporation or its affiliates pursuant to the Corporation’s stock option plan, Common Shares issuable upon exercise of such options or on exercise of any other outstanding options, the issue of the Over-Allotment Debentures, or the issuance of any securities pursuant to the terms of the Offered Debentures or Debenture Indenture, it shall not, directly or indirectly, offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction is settled by delivery of Common Shares or other such securities, in cash or otherwise, or announce an intention to do any of the foregoing without the written consent of the Lead Underwriters, such consent not to be unreasonably withheld.

15.	Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to TransGlobe Energy Corporation c/o Ross Clarkson, President and Chief Executive Officer at the above address, Fax No. (403) 264-9898 with a copy to:

Burnet, Duckworth & Palmer LLP
2400, 525 - 8th Avenue S.W.
Calgary, AB T2P 1G1

Attention:	Bruce Allford
Fax No.:	(403) 260-0332

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, AB T2P 2W1

Attention:	David Baboneau
Fax No.:	(403) 298-4099

Macquarie Capital Markets Canada Ltd.
2020, 335 - 8th Avenue S.W.
Calgary, AB T2P 1C9

Attention:	David M. Vetters
Fax No.:	(403) 539-4365

Canaccord Genuity Corp.
450-1st Street S.W., Suite 2200
Calgary, AB T2P 5P8

Attention:	Bruce McDonald
Fax No.:	(403) 508-3866

RBC Dominion Securities Inc.
3900 Bankers Hall West
Calgary, AB	T2P 5C5

Attention:	Rob King
Fax No.:	(403) 299-6900

Dundee Securities Ltd.
3600, 350- 7th Avenue S.W.
Calgary, AB	T2P 3N9

Attention:	Timothy J. Hart
Fax No.:	(403) 264-6331

FirstEnergy Capital Corp.
1100, 311-6th Avenue S.W.
Calgary, AB	T2P 3H2

Attention:	Robyn T. Hemminger
Fax No.:	(403) 262-0688

GMP Securities L.P.
5 Stratton Street
London, England W1J 8LA

Attention:	Mark Wellings
Fax No.:	+44 207-647-2849

and a copy to:

Torys LLP
800, 400 – 3rd Avenue S.W.
Calgary, AB	T2P 4H2

Attention:	Scott R. Cochlan
Fax No.:	(403) 776-3800

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by fax transmission to the addressee, and:

(a)

a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)

a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16.	Conditions

All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle any Underwriter to terminate its obligations to purchase the Offered Debentures, by written notice to that effect given to the Corporation prior to the Closing Time or any Additional Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing and signed by all the Underwriters.

17.	Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Debentures, the termination of this Agreement and the distribution of the Offered Debentures pursuant to the Prospectus and the U.S. Memorandum and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18.	Several Liability of Underwriters

The Underwriters’ rights and obligations under this Agreement are several and not joint and several including, without limitation, that:

(a)

each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Debentures, and if applicable, Over-Allotment Debentures, set forth opposite their names set forth in this section 18; and

(b)

if one or more Underwriters (a “Refusing Underwriter”) does not complete the purchase and sale of the Firm Debentures or, if applicable, the Over-Allotment Debentures, which that Underwriter has agreed to purchase under this Agreement (other than in accordance with section 11), the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Firm Debentures or, if applicable, Over-Allotment Debentures pro rata according to the number of Firm Debentures or, if applicable, Over-Allotment Debentures to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the aggregate purchase price of the securities to be purchased by the Refusing Underwriter(s) does not exceed 5% of the aggregate purchase price of the Firm Debentures or, if applicable, the Over-Allotment Debentures, the Continuing Underwriters will be obligated to purchase the Firm Debentures, or if applicable, the Over-Allotment Debentures on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the aggregate purchase price of the Firm Debentures or, if applicable, the Over-Allotment Debentures, to be purchased by the Refusing Underwriter(s) exceeds 5% of the aggregate purchase price of the Firm Debentures or, if applicable, the Over-Allotment Debentures, the Continuing Underwriters will not be obligated to purchase the Firm Debentures or, if applicable, the Over-Allotment Debentures and, if the Continuing Underwriters do not elect to purchase such Firm Debentures or, if applicable, the Over-Allotment Debentures:

(i)	the Continuing Underwriters will not be obligated to purchase such Firm Debentures or, if applicable, the Over-Allotment Debentures;

(ii)	the Corporation will not be obligated to sell less than all of the Firm Debentures or, if applicable, the Over-Allotment Debentures; and

(iii)

the Corporation will be entitled to terminate its obligations under this Agreement, in which event there will be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 8, 9 and 10.

The applicable percentage of the total number of Offered Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	30.0%
Macquarie Capital Markets Canada Ltd.	30.0%
Canaccord Genuity Corp.	12.5%
RBC Dominion Securities Inc.	12.5%
Dundee Securities Ltd.	5.0%
FirstEnergy Capital Corp.	5.0%
GMP Securities L.P.	5.0%
100.0%

Nothing in this Agreement shall obligate the Corporation to sell one or any of the Underwriters less than all of the Firm Debentures or shall relieve any Underwriter in default from liability to the Corporation or to any Continuing Underwriter in respect of its default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 8, 9 and 10.

19.	Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Lead Underwriters, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under sections 8 or 9, any matter referred to in sections 11 or 16 or any agreement under section 18. While not affecting the foregoing, the Lead Underwriters shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20.	Underwriters Covenants

	(a)	Each of the Underwriters covenants and agrees with the Corporation that:

(i)

it will offer the Offered Debentures for sale to the public in the Qualifying Provinces and may, subject to the terms of this Agreement, offer them for sale to persons in the United States or to, or for the account or benefit of, U.S. Persons in the manner contemplated by Schedule “A” hereto;

(ii)

it will conduct activities in connection with the proposed offer and sale of the Offered Debentures in compliance with all Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Debentures;

		(iii)	it will use its reasonable efforts to complete the distribution of the Offered Debentures as soon as possible;

(iv)

not solicit subscriptions for the Offered Debentures, trade in Offered Debentures or otherwise do any act in furtherance of a trade of Offered Debentures in any jurisdictions outside of the Qualifying Provinces, except as contemplated in Schedule “A” hereto or in such other jurisdictions outside of Canada and the United States provided that such sales, solicitations or other contracts: (i) are made in accordance with the applicable securities laws of such other jurisdictions; (ii) do not subject the Corporation (or any of its directors, officers or employees) to any requirement to register, complete filings, or obtain approvals or to any inquiry, investigation or proceeding of any regulatory authority in such other jurisdictions; and (iii) do not constitute Directed Selling Efforts (as defined in Schedule “A” hereto); and

(v)

as soon as reasonably practicable after the Closing Date or the Additional Closing Date, as applicable, and, in any event, no later than 30 days thereafter, provide the Corporation with a break down in writing of the number of Offered Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Debentures, provide to the Corporation, the Exchange and to the Securities Commissions prompt notice in writing to that effect.

(b)

For the purposes of this section 20, the Underwriters shall be entitled to assume that the Offered Debentures may be lawfully offered for sale and sold in the Qualifying Provinces if the final receipt has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution.

(c)

No Underwriter will be liable to the Corporation under this section 20 with respect to a default by any of the other Underwriters or their affiliates but will be liable to the Corporation only for its own default.

(d)	No Underwriter will be liable for any act, omission, default or conduct by any member of any Selling Dealer Group appointed by any other Underwriter.

21.	Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22.	Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have duties to their clients; (ii) acknowledges and agrees that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters’ statutory obligations as registrants under Applicable Securities Laws or relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfill their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or duties to their clients.

23.	Stabilization

In connection with the distribution of the Offered Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities of the Corporation at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

24.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25.	Time of the Essence

Time shall be of the essence of this Agreement.

26.	Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27.	Further Assurances

Each party to this Agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

28.	Use of Proceeds

The Corporation hereby covenants and agrees to use the net proceeds of the sale of the Offered Debentures hereunder in accordance with the disclosure in the Prospectus.

29.	Acknowledgement of Underwriters’ Activities

The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing institutional and retail brokerage, investment advisory, research, investment management, securities lending and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

30.	U.S. Offers and Sales

(a)

The Underwriters make the representations, warranties and covenants applicable to them in Schedule “A” hereto and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “A” hereto, which forms part of this Agreement. Notwithstanding the foregoing provisions of this section, an Underwriter will not be liable to the Corporation under this section or Schedule “A” hereto with respect to a violation by another Underwriter or its U.S. Affiliate of the provisions of this section or Schedule “A” hereto if the former Underwriter or its U.S. Affiliate is not itself also in violation.

(b)	The Corporation makes the representations, warranties and covenants applicable to it in Schedule “A” hereto.

31.	Independent Contractors

The Corporation hereby acknowledges that (i) the purchase and sale of the Offered Debentures pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation, and (iii) the Corporation’s engagement of each of the Underwriters in connection with the offering of the Offered Debentures and the process leading up to the offering of the Offered Debentures is as independent contractors and not in any other capacity.

32.	Entire Agreement

It is understood that the terms and conditions of this Agreement, including Schedule “A” hereto, supersede any previous verbal or written agreement between the Underwriters and the Corporation.

[Remainder of page left blank intentionally]

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.		MACQUARIE CAPITAL MARKETS
LTD.

Per:	“David Baboneau”	Per:	“David M. Vetters”

		Per:	“Matt Jenkins”

CANACCORD GENUITY CORP.		RBC DOMINION SECURITIES INC.

Per:	“Bruce McDonald”	Per:	“Rob King”

DUNDEE SECURITIES LTD.		FIRSTENERGY CAPITAL CORP.

Per:	“Timothy J. Hart”	Per:	“Robyn T. Hemminger”

GMP SECURITIES L.P.

Per:	“Mark Wellings”

ACCEPTED AND AGREED to as of the 1st day of February, 2012.

TRANSGLOBE ENERGY CORPORATION

Per:	“Ross G. Clarkson”

SCHEDULE “A”

TERMS AND CONDITIONS FOR
UNITED STATES OFFERS AND SALES

1.	For the purposes of this Schedule “A”, the following terms have the meanings indicated:

	1.1	“Directed Selling Efforts” means “directed selling efforts” as defined in Regulation S;

	1.2	“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S.

1.3

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published on the internet or in any newspaper, magazine or similar media or broadcast over radio or internet or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

	1.4	“Offering Documents” means (i) the Preliminary U.S. Memorandum, including the Preliminary Prospectus; and (ii) the U.S. Memorandum, including the Prospectus;

	1.5	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

	1.6	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

	1.7	“Rule 144A” means Rule 144A promulgated under the U.S. Securities Act;

	1.8	“Securities” means the Offered Debentures;

	1.9	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as defined in Regulation S;

	1.10	“Underlying Shares” means the Common Shares underlying the Offered Debentures;

	1.11	“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

1.12

“U.S. Placement Agent” means each U.S. Affiliate of any Underwriter that makes offers or sales of the Securities in the United States. Capitalized terms used in this Schedule “A” but not defined herein have the meanings ascribed to them in the Underwriting Agreement to which this Schedule “A” is attached (the “Underwriting Agreement”).

2.

The Underwriters may offer and sell the Securities within the United States or to, or for the account or benefit of, U.S. Persons on the terms and subject to the conditions of this Schedule “A”. In connection therewith, the Corporation represents, warrants and covenants to the Underwriters that:

2.1

the Corporation is, and as of the Closing Date (and any Additional Closing Date, as applicable) will be, a Foreign Issuer and reasonably believes there is and will be no Substantial U.S. Market Interest with respect to the Securities and the Common Shares;

2.2

during the period in which the Securities are offered for sale, neither the Corporation, nor any of its affiliates, nor any person acting on their behalf (other than the Underwriters, U.S. Placement Agents, any members of the Selling Dealer Group or any person acting on their behalf, as to which no representation, warranty or covenant is made) (i) has made or will make any Directed Selling Efforts with respect to the Securities or the Underlying Shares, or (ii) has taken any action in a manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act with respect to offers or sales of the Securities or the Underlying Shares in the United States;

2.3

the Corporation is not and, following the application of the proceeds of the sale of the Securities in the manner described in the Offering Documents or the conversion of the Offered Debentures and the issuance of the Underlying Shares, will not be registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

2.4

neither the Corporation, its affiliates nor any person acting on its or their behalf (other than the Underwriters, U.S. Placement Agents, any members of the Selling Dealer Group or any person acting on their behalf, as to which no representation, warranty or covenant is made) has engaged or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Securities in the United States within the period commencing six months prior to the commencement of the offering of the Securities, nor has the Corporation offered or sold any securities in a manner that would be integrated with the offer and sale of the Securities and cause the exemptions from registration provided by Rule 144A, Section 4(2) of the U.S. Securities Act or Rule 903 of Regulation S to become unavailable for the offer and sale of the Securities;

2.5

so long as any of the Securities or the Underlying Shares are outstanding and are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and cannot be sold pursuant to Rule 144(b)(1) under the U.S. Securities Act, the Corporation will, if it is not subject to the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or does not comply with the requirements of Rule 12g3-2(b) thereunder or if it is subject to reporting requirements under the U.S. Exchange Act and fails to comply therewith, provide to any holder of the Securities or the Underlying Shares, as applicable, or to any prospective purchaser thereof designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the Securities or the Underlying Shares, as applicable, to effect resales under Rule 144A);

2.6

none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. Placement Agents, and any members of the Selling Dealer Group, as to whom the Corporation makes no representation, warranty or covenant) have taken, or will take, any action that would cause any applicable exemptions or exclusions from registration under the U.S. Securities Act, including those available under Rule 903 of Regulation S, Section 4(2) of the U.S. Securities Act and Rule 144A, to be unavailable for the offer and sale of the Securities pursuant to the Underwriting Agreement;

2.7	the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable “blue sky” laws;

2.8

in connection with offers and sales of Securities outside the United States, the Corporation, its respective affiliates and any person acting on its or their behalf (other than the Underwriters, U.S. Placement Agents, and any members of the Selling Dealer Group, as to whom the Corporation makes no representation, warranty or covenant) have complied and will comply with the requirements for an “offshore transaction”, as such term is defined in Regulation S;

2.9

as of the date hereof and as of the Closing Date none of the Securities is or will be part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, quoted in a U.S. automated inter-dealer quotation system (within the meaning of such term for purposes of Rule 144A), or convertible at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted; and

2.10

none of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, U.S. Placement Agents, any members of the Selling Dealer Group, and any person acting on their behalf, as to whom no representation, warranty or covenant is made) has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

3.

Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter separately and not jointly represents, warrants and covenants to the Corporation, and will cause its U.S. Placement Agent to comply with such representations, warranties and covenants, that:

3.1

it has not offered or sold, and will not offer or sell, (i) any Securities constituting part of its allotment within the United States except as provided in this Schedule “A”, or (ii) any Securities outside of the United States except in accordance with Rule 903 of Regulation S. Accordingly, neither it nor any of its affiliates nor any person acting on its or their behalf, including its U.S. Placement Agent, has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Securities to any person in the United States, (ii) any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts with respect to the Securities or the Underlying Shares, in each case, except as permitted in the Underwriting Agreement or this Schedule “A”;

3.2

neither it nor any of its affiliates nor any person acting on its or their behalf, including its U.S. Placement Agent, has engaged or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with its offers or sales of the Securities in the United States;

3.3

all offers and sales of the Securities in the United States will be effected through its U.S. Placement Agent, and such U.S. Placement Agent is, and shall be on the date of each offer and sale of Securities by it, duly registered as a broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales of Securities were or will be made (unless exempted from the respective state’s broker-dealer registration requirements) and is, and shall be on the date of each offer and sale of Securities by it, a member in good standing with the Financial Industry Regulatory Authority, Inc. All offers and sales of Securities in the United States were made and will be made by a U.S. Placement Agent in compliance with all applicable United States federal and state broker dealer requirements;

3.4

it has not used and will not use any written material other than the Offering Documents relating to the offering of Securities in the United States, and it agrees to deliver, through its U.S. Placement Agent, a copy of the Offering Documents to each person in the United States purchasing the Securities;

3.5

any offer, sale or solicitation of an offer to buy Securities that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in accordance with Rule 144A, and in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws;

3.6

all purchasers of the Securities in the United States (“U.S. Purchasers”) shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, that the Securities and any Underlying Shares will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and that the Securities are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions under applicable state securities laws;

3.7

immediately prior to soliciting offerees in the United States and at the time of completion of each sale to a U.S. Purchaser, the Underwriter and its U.S. Placement Agent and any person acting on their behalf had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer purchasing Securities directly from its U.S. Placement Agent; and

3.8

neither it nor any member of the Selling Dealer Group, nor any of its or their affiliates, have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

4.	Each Underwriter agrees that:

	4.1	prior to the Closing Date, it will request its U.S. Placement Agent to provide Olympia Trust Company with a list of all U.S. Purchasers;

4.2

at the Closing Time it, together with its U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Securities in the United States, or will be deemed to have represented and warranted for the benefit of the Corporation that neither it nor its U.S. Placement Agent offered or sold Securities in the United States;

4.3

if the Underwriters authorize any member of the Selling Dealer Group (if any) to offer and sell Securities in the United States through a U.S. Placement Agent, the Underwriters will cause each such firm to (i) acknowledge in writing, for the benefit of the Corporation, its agreement to be bound by the provisions of this Schedule “A” in connection with all offers and sales of the Securities in the United States, and (ii) provide a certificate prior to the Closing Time and substantially in the form of Exhibit A to this Schedule “A”. The Underwriters have not and will not make any other contractual arrangement for the distribution of the Securities in the United States without the prior written consent of the Corporation; and

	4.4	it understands that all Securities and any Underlying Shares sold in the United States as part of this offering will bear a restrictive legend to the effect contained in the Offering Documents.

EXHIBIT A
UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the unsecured subordinated convertible debentures (the “Securities”) of TransGlobe Energy Corporation (the “Corporation”) pursuant to the underwriting agreement dated as of February 1, 2012 among the Corporation and the Underwriters in connection with offers and sales of Securities (the “Underwriting Agreement”), each of the undersigned does hereby certify in favour of the Corporation as follows:

I.

[Name of U.S. broker-dealer Affiliate] (the “U.S. Placement Agent”) is, and at all relevant times was, a duly registered broker or dealer under the U.S. Exchange Act and all applicable state securities laws (unless exempted from the respective state’s broker dealer registration requirements), and is and was a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made by it in the United States, and all offers and sales of Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all applicable United States federal and state laws, including, without limitation, laws governing the registration and conduct of brokers and dealers;

II.

each offeree to which the U.S. Placement Agent offered Securities was provided with a copy of the Preliminary U.S. Memorandum and/or the U.S. Memorandum, each U.S. Purchaser to which the U.S. Placement Agent sold Securities was provided with a copy of the U.S. Memorandum and no other written material has been or will be used by us in connection with offers and sales of Securities;

III.

immediately prior to our transmitting such Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each such offeree purchasing Securities through us who is in the United States or who was offered Securities in the United States was, a Qualified Institutional Buyer;

IV.	neither we nor any of our affiliates, have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act; and

V.	the offering of the Securities has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule “A” thereto.

DATED <>, 2012.

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE “B”

EMPLOYMENT AGREEMENTS

1.	Ross Clarkson, President & CEO - Executive Employment Agreement dated February 14, 2008

2.	David Ferguson, Vice President & CFO - Executive Employment Agreement dated February 14, 2008

3.	Lloyd Herrick, Vice President & COO - Executive Employment Agreement dated February 14, 2008

4.	Albert Gress, Vice President, Business Development – Executive Employment Agreement dated January 12, 2011

SCHEDULE “C”

OUTSTANDING SWAPS

			Dated Brent
Period	Volume	Type	Pricing Put

Crude Oil

January 1, 2012-June 30, 2012	20,000 Bbl/month	Financial Floor	$80.00

SCHEDULE “D”

MATERIAL AGREEMENTS

1.

Republic of Yemen Production Sharing Agreement between Ministry of Oil and Minerals and DNO ASA, Ansan Wikfs (Hadramaut) Ltd, TG Holdings Yemen Inc., and The Yemen Company in the Al-Ain Area, Block (72), Hadramaut Governate, dated December 19, 2004.

2.	Joint Operating Agreement between DNO ASA, Ansan Wikfs (Hadramaut) Limited, TG Holdings Yemen Inc., and The Yemen Company in the Al-Ain Area, Block 72, Republic of Yemen dated December 19, 2004.

3.

Republic of Yemen Production Sharing Agreement between Ministry of Oil and Minerals and Occidental of Yemen (Block 75) LLC, TG Holdings Yemen Inc., Yemen General Gas Corporation for Oil & Gas, in Markha Area, Block (75), dated March 31, 2007.

4.	Joint Operating Agreement between Occidental of Yemen (Block 75), LLC., TG Holdings Yemen Inc., and Yemen General Gas Corporation for Oil & Gas, in Markha Area, Block 75, dated November, 2008.

5.	Letter Agreement between Occidental Development Company and TransGlobe Energy Corporation dated December 6, 2006.

6.

Republic of Yemen Production Sharing Agreement between Ministry of Oil and Mineral Resources and Transglobe Energy Corporation and the Yemen Company in the Damis Area, Block S-1, dated December 21, 1997.

7.

Joint Operating Agreement between Vintage Petroleum International, Inc. (Vintage Petroleum Yemen Inc.) and Transglobe Energy Corporation (Transglobe Holdings (Yemen) Inc.) covering Damis Area, Block S-1, Republic of Yemen, dated February 11, 1998, as amended on October 1, 1998 and as further amended on March 22, 2006.

8.	Farmout Agreement between Transglobe Energy Corporation and Vintage Petroleum International Inc., for Onshore Shabwa Province Yemen Block S-1 – Damis, dated February 11, 1998.

9.	Marketing Agreement between TG Holdings Yemen Inc. and Occidental Crude Sales, Inc. (International) dated April 13, 2006.

10.

Production Sharing Agreement between the Republic of Yemen Ministry of Oil and Mineral Resources and Clyde Expro plc and Norsk Hydro Yemen a.s. and Cranje-Nassau Yemen B.V. and Ansan Wikfs (Hadramaut) Limited, in the Area of Hadramaut Province, Block 32, dated September 24, 1991, as amended August 4, 1999.

11.

Joint Operating Agreement (Block 32 Howarime – Yemen) among Clyde Expro plc and Norsk Hydro Yemen a.s. and Cranje-Nassau Yemen B.V. and Ansan Wikfs (Hadramaut) Limited and Oranje-Nassau Yemen B.V., (Block 32) dated April 7, 1993.

12.

Sale and Purchase Agreement between DNO ASA, Ansan Wikfs (Hadramaut) Limited, and TG Holdings Yemen Inc. relating to interests in the Production Sharing Agreement and Joint Operating Agreement for Block 32, Howarime, Hadramaut Province, Republic of Yemen, dated January 5, 2001.

13.

Agreement for Sale and Purchase of Crude Oil from Block 32 (Howarime), Republic of Yemen between TG Holdings Yemen Inc. and Nexen Marketing Singapore Pte Ltd. dated June 3, 2004, as amended by the Letter Agreement dated August 24, 2006.

14.

Amendment and Novation Agreement relating to Agreement for Sale and Purchase of Crude Oil from Block 32 (Howarime), Republic of Yemen between TG Holdings Yemen Inc. and Nexen Marketing Singapore Pte Ltd. dated June 3, 2004, dated December 16, 2010.

15.	Farmout Agreement among Quadra Egypt Limited and Quadra Resources Corp. and Rampex Petroleum International and Transglobe Petroleum Egypt Inc. dated June 30, 2004, as amended June 20, 2005.

16.

Concession Agreement for Petroleum Exploration and Exploitation between the Arab Republic of Egypt and Ganoub El-Wadi Holding Petroleum Company and Quadra Egypt Limited in Nuqra Area Block-1 Ganoub El Wadi A.R.E. dated July 4, 2004.

17.	Operating Agreement covering Nuqra Block 1 Ganoub El Wadi, Arab Republic of Egypt between Quadra Egypt Limited, Rampex Petroleum International and Transglobe Petroleum Egypt Inc., dated July 30, 2004.

18.

Concession Agreement for Petroleum Exploration and Exploitation between the Arab Republic of Egypt and the Egyptian General Petroleum Corporation and Dublin International Petroleum (Egypt) Limited and Tanganyika Oil Company Ltd. in West Gharib Area, Eastern Desert, A.R.E. dated June 1, 1998.

19.	Farmout Agreement between Tanganyika Oil Company Ltd., Dublin International Petroleum (Egypt) Limited and GHP Exploration (Egypt) Ltd., dated April 27, 1998.

20.	Farmout Agreement between Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc. dated April 28, 1998.

21.	International Joint Operating Agreement between Dublin International Petroleum (Egypt) Limited and GHP Exploration (West Gharib) Ltd. and Drucker Petroleum Inc. dated April 27, 1998.

22.	Petroleum Handling and Sale Agreement by and between General Petroleum Company and Dara Petroleum Company dated December 30, 1999.

23.	Investment Agreement between Yukon Oil and Gas Ltd. and Dublin International Petroleum (Egypt) Limited dated September 3, 2004.

24.	Investment Agreement Interest Purchase and Sale Agreement between Yukon Oil and Gas Ltd. and Dublin International Petroleum (Egypt) Limited dated August 15, 2008.

25.	Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, June 6, 2005.

26.	Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, June 6, 2005, as amended April 15, 2009.

27.	South Rahmi Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

28.	Fadl Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, July 6, 2005, as amended June 16, 2009.

29.	North Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

30.	West Hoshia Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

31.	Arta Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, October 15, 2006.

32.	East Arta Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, August 26, 2007.

33.	West Gharib Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, December 28, 1999.

34.	Contract for Land Drilling Rig “ST-7” between Dara Petroleum Company and Sinotharwa Drilling Services dated March 1, 2008.

35.	Agreement of Purchase and Sale of Shares between Tanganyika Oil (Bermuda) I Ltd. and Transglobe Petroleum International Inc. dated September 5, 2007.

36.

Agreement for the Sale and Purchase of the entire issued share capital of GHP Exploration (West Gharib) Ltd. between Centurion Red Sea Corporation and Transglobe Petroleum International Inc. dated January 9, 2008.

37.	Purchase of Assets by Dublin International Petroleum (Egypt) Limited from Yukon Oil & Gas Ltd. dated August 15, 2008.

38.

Concession Agreement for Petroleum Exploration and Exploitation between the Arab Republic of Egypt and the Egyptian General Petroleum Corporation and Vegas Oil & Gas S.A. in East Ghazalat Area, Western Desert A.R.E. dated June 5, 2007.

39.	Farmout Agreement between Vegas Oil & Gas S.A. and TransGlobe GOS Inc. dated January 21, 2010.

40.	Deed of Assignment East Ghazalat Area Concession Agreement Western Desert between Vegas Oil & Gas S.A. and TransGlobe GOS Inc. dated August 24, 2010.

41.	Joint Operating Agreement between Vegas Oil & Gas S.A. and TransGlobe GOS Inc., signed August 30, 2010.

42.

Farm-in Agreement relating to the Production Sharing Agreement for Block 72 Al-Ain Area, the Republic of Yemen between DNO Yemen AS, TG Holdings Yemen Inc., Ansan Wikfs (Hadramaut) Limited and TOTAL E&P Yemen.

43.

Novation and Amendment Agreement relating to the Joint Operating Agreement for Block 72, Al-Ain Area, Republic of Yemen between DNO Yemen AS, TG Holdings Yemen Inc., Ansan Wikfs (Hadramaut) Limited, The Yemen Company and TOTAL E&P Yemen dated September 22, 2010.

44.

Assignment Agreement relating to a 36.00% Participating Interest in the Production Sharing Contract for Block 72, Al-Ain Area, The Republic of Yemen between DNO Yemen AS, TG Holdings Yemen Inc., Ansan Wikfs (Hadramaut) Limited and TOTAL E&P Yemen dated September 22, 2010.

45.	Drilling Contract between TransGlobe Petroleum Egypt Inc. and the Egyptian Drilling Company (EDC) for rig 62 dated Oct. 5, 2010.

46.	EGPC letter dated Dec. 28, 2010 confirming the development lease extensions for West Gharib, East Hoshia, North Hoshia, West Hoshia, Arta, South Rahmi and East Arta with map.

47.

Borrowing Base Facility Agreement dated July 22, 2010 between among others, TransGlobe Petroleum International Inc., as Borrower, TransGlobe Energy Corporation, TG Holdings Yemen Inc., TransGlobe Petroleum Egypt Inc., TransGlobe West Gharib Inc., TransGlobe GOS Inc. and TG West Yemen Inc. as Guarantors, Sumitomo Mitsui Banking Corporation Brussels Branch, BNP Paribas SA and Export Development Canada, as Lenders.

48.	Marketing Agreement for the Sale and Purchase of Crude Oil from Block 32, Howarime, Republic of Yemen between TG Holdings Yemen Inc. and Arcadia Energy PTE Ltd. Dated December 30, 2011.

49.

Concession Agreement for Petroleum Exploration and Exploitation in the West Bakr Area in the Eastern Desert of Egypt between The Arab Republic of Egypt and The Egyptian General Petroleum Corporation and General Petroleum Company and The Egyptian Petroleum Development Co. Ltd. (EPEDECO) dated June 8, 1975.

50.

Concession Agreement Amendment for Petroleum Exploration and Exploitation in the West Bakr Area in the Eastern Desert of Egypt between The Arab Republic of Egypt and The Egyptian General Petroleum Corporation and General Petroleum Company and The Egyptian Petroleum Development Co. Ltd (EPEDECO) dated 2005.

51.	Sale and Purchase Agreement for West Bakr Assets between The Egyptian Petroleum Development Co. Ltd and TG West Bakr Inc., March 25, 2011.

52.	Amendment Sale and Purchase Agreement between The Egyptian Petroleum Development Co. Ltd and TG West Bakr Inc., June 30, 2011.

53.	Second Amendment Sale and Purchase Agreement between The Egyptian Petroleum Development Co. Ltd and TG West Bakr Inc., December 8, 2011.

54.	Third Amendment Sale and Purchase Agreement between The Egyptian Petroleum Development Co. Ltd and TG West Bakr Inc., December 22, 2011.

55.	Deed of Assignment West Bakr Area Concession Agreement Eastern Desert between The Egyptian Petroleum Development Co. Ltd. December 18, 2011.

56.	Safwa Development Lease approved by Minister of Petroleum and Mineral Resources, Egypt, July 12, 2011.